SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)<F1>

                              Kinark Corporation
                                (Name of Issuer)

                         Common Stock, $.10 par value
                        (Title of class of securities)

                                   494474-10-9
                                  (CUSIP number)

                               Michael T. Crimmins
                 15 Doremus Drive, Toweco, N.J. 07082; (201) 334-5910
                     (Name, address and telephone number of person
                    authorized to receive notices and communications)

                                November 8, 1996
               (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 5 Pages)



[FN]
<F1>     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[/FN]

                                                                   SCHEDULE 13D



CUSIP NO. 494478-10-9                  13D                    PAGE 2 OF 5 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Michael T. Crimmins

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF      7    SOLE VOTING POWER
SHARES              766,600
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           766,600
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     766,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.3%

14   TYPE OF REPORTING PERSON*
     IN
                                                              Page 3 of 5 Pages
                             KINARK CORPORATION                    Schedule 13D
                             (CUSIP NO. 494474-10-9)        Michael T. Crimmins


     By this Amendment No. 1 to Schedule 13D, Michael T. Crimmins hereby amends the statement on Schedule 13D previously filed on his behalf (the "Schedule 13D"), relating to the common stock, par value $.10 per share (the "Common Stock"), of Kinark Corporation, a Delaware corporation. Except as specifically amended by this Amendment No. 1, Mr. Crimmins Schedule 13D remains in full force and effect.

     Item 3 is hereby amended to add the following paragraphs after the first paragraph in Item 3 as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Crimmins used personal funds to purchase 373,300 shares of Common Stock at a subscription price of $3.00 per share for an aggregate price of $1,119,900, pursuant to the exercise of subscription rights offered by the Company. The Company offered to its stockholders of record on September 27, 1996, one nontransferable right for each one share of Common Stock held as of such date, with each right entitling the holder to purchase one share of Common Stock at a subscription price of $3.00 per share (the "Rights Offering"). The Rights Offering, which closed on November 8, 1996, was conducted pursuant to a Prospectus dated October 4, 1996, filed as part of the Company's Registration Statement on Form S-3 declared effective by the Securities and Exchange Commission on October 4, 1996 (File No. 333-4937).

     Mr. Crimmins used personal funds to purchase 20,000 shares of Common Stock at a purchase price of $3.00 per share for an aggregate price of $60,000, in a private transaction on November 30, 1996.

     Item 4 is hereby amended and restated in its entirety to read as follows:

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. Crimmins acquired the shares of Common Stock for personal investment purposes. Mr. Crimmins may purchase additional securities of the Issuer in the future. Mr. Crimmins does not presently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

     Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Prior to the purchase reflected in this filing, Mr. Crimmins owned directly 373,300 shares of the Issuer's Common Stock. Mr. Crimmins currently beneficially owns 766,600 shares of the Issuer's Common Stock, representing
11.3 percent of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by Mr. Crimmins is based on 6,759,386 shares, which is based on (i) 6,066,536 shares of Common Stock reported as outstanding in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1996, and (ii) 692,850 shares of Common Stock issued in the Issuer's Rights Offering.

     (b) Mr. Crimmins has sole voting power and sole dispositive power with respect to all 766,600 shares of Common Stock.



                                                              Page 4 of 5 Pages
                             KINARK CORPORATION                    Schedule 13D
                             (CUSIP NO. 494474-10-9)        Michael T. Crimmins


     (c)  In transactions effected since Mr. Crimmins most recent filing on
Schedule 13D, Mr. Crimmins used personal funds to purchase 5,000 shares of Common Stock on April 2, 1996, and 5,000 shares of Common Stock on April 3, 1996, at a purchase price of $2.50 per share for an aggregate price of $25,000. The shares purchased in these transactions were acquired in open market transactions.

     (d)  Not applicable.

     (e)  Not applicable.
                                                              Page 5 of 5 Pages
                                                                   Schedule 13D
                                                            Michael T. Crimmins


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   December 19, 1996
                                   (Date)


                                   /s/ Michael T. Crimmins
                                   (Signature)


                                   Michael T. Crimmins
                                   (Name)